[LETTERHEAD OF PILLSBURY WINTHROP LLP]

November 10, 2004

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Peggy Fisher, Assistant Director

  Re:
  Spy Optic, Inc.
  Amendment No. 1 to Registration Statement on Form S-1
  File Number 333-119024

Dear Ms. Fisher:

        At the request of Spy Optic, Inc. (the "Registrant"), we are submitting the following responses to the comments in your letter dated October 14, 2004 to Barry Buchholtz, Chief Executive Officer of the Registrant (the "Comment Letter"). Courtesy copies of Amendment No. 1 to the Registration Statement on Form S-1 (the "Registration Statement"), marked to show changes from the Registration Statement as filed on September 15, 2004, are enclosed for the convenience of the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission"). Please note that the numbered items below correspond to the number of the corresponding comment set forth in the Comment Letter.

Form S-1

        1.     The Registrant hereby confirms that any preliminary prospectus it circulates will include all non-Rule 430A information, including the price range and related information. The Registrant intends to provide such information in a future amendment to the Registration Statement. The Registrant acknowledges that the Staff may have further comments after the Registrant has filed such information.

Artwork

        2.     The Registrant is in the process of revising the artwork to be included in the prospectus that is a part of the Registration Statement to delete the narrative from the back inside cover page graphic and to delete the names of the athletes previously identified in the graphics. The Registrant will provide the revised artwork to the Staff supplementally and will include such artwork in the next amendment to the Registration Statement.

        3.     Reference is made to the Registrant's response to Comment No. 2 above. The Registrant will provide the revised artwork to the Staff supplementally and will include such artwork in the next amendment to the Registration Statement.

Prospectus Summary—Page 1

  Our Company—Page 1

        4.     The key retailers identified in the Registration Statement are action sports retailers in the U.S. selected from a list of the Registrant's top fifteen retail customers as measured by net sales. The Registrant has attached as Schedule A supplemental information relating to the list of the Registrant's top fifteen retailers.

        5.     The Registrant has revised the disclosure on pages 1 and 38 to clarify that in order to be recognized as a premium brand the Registrant generally elects to sell through specialty stores and to limit placement of its products in mass discount and general sporting goods retail chains.

        6.     The Registrant has attached as Schedule B supplemental support for the statements that (i) the Registrant sponsors some of the world's best male and female action sports athletes; (ii) high performance eyewear is an integral feature of participation in action sports and youth lifestyle markets and (iii) the Registrant has a reputation for premium quality, innovation and technical leadership. In addition, the Registrant notes that it holds several patents related to performance features of its products.

        7.     The Registrant has revised the disclosure on pages 1 and 38 to balance the net sales figures with the net income and net loss amounts for the periods listed.

  Our Target Market—Page 1

        8.     The Registrant has attached as Schedule C supplemental support for the U.S. Census Bureau and all other industry and market data cited throughout the Registration Statement. In addition, the Registrant respectfully disagrees with the Staff's assertion that the Registrant's target market is a niche market of individuals within the Generation Y demographic. Rather, the Registrant's products (e.g., sunglasses) are suitable for all members of the Generation Y demographic.

        9.     The Registrant has revised the disclosure on pages 1 and 38 to clarify that individuals in the Generation Y demographic have direct purchasing power, through their own purchasing decisions, and indirect purchasing power, through the purchasing decisions of their parents on their behalf (e.g., gifts).

        10.   The Registrant has attached as Schedule D supplemental support for the statement that participation in traditional team sports has declined while participation in action sports has increased.

Relationship with No Fear, Inc.—Page 3

        11.   The Registrant has revised the language on page 4 to clarify that No Fear sells the Registrant's products through its retail outlets and online stores.

Risk Factors—Page 7

  Our business could be harmed if we fail to maintain proper inventory levels—Page 9

        12.   The Registrant has revised the disclosure on page 9 to clarify that the Registrant previously experienced a late delivery of goggle shipments, which may have reduced the Registrant's net sales in the third quarter of 2003 by less than 5%. The Registrant hereby confirms that it has not experienced any other material adverse consequences as a result of failure to maintain proper inventory levels.

  Our manufacturers must be able to continue to procure raw materials...—Page 10

        13.   The Registrant has revised the disclosure on page 10 to quantify the length of a past delay in deliveries of the Registrant's products by its manufacturers and the related effect on the Registrant's operations. The Registrant hereby confirms that it has not experienced any other material delays in deliveries of its products.

  We face business, political, operational, financial and economic risks...—Page 11

        14.   The Registrant respectfully believes that from a business and risk analysis perspective it is more meaningful to present international sales based on the location of the customer, as opposed to the shipping point. In the risk factor, therefore, the Registrant has allocated percentages of net sales based on where the product is shipped to (i.e., the location of its customer). In the footnotes to the financial statements, the Registrant has allocated the percentages of net sales based on where the product is shipped from. The Registrant has revised the disclosure throughout the Registration Statement to clarify this distinction.

        15.   The Registrant has revised the disclosure on page 11 to identify the countries that account for most of the Registrant's sales "in the rest of the world," including Australia, Canada, France, Japan and Spain.

  If we fail to secure or protect our intellectual property rights...—Page 12

        16.   The Registrant has revised the disclosure on page 12 to clarify how the failure to secure or protect intellectual property rights would impact the Registrant's operations. The Registrant also has revised the disclosure in the next risk factor to clarify how potential claims by third parties for alleged infringements of proprietary rights would impact the Registrant's operations. The Registrant hereby confirms that it has not incurred significant expenses or costs associated with intellectual property disputes.

        17.   The Registrant has revised the disclosure on page 13 to identify certain foreign countries in which the Registrant conducts business that may have lesser or different protections of intellectual property than the United States.

  We may not address successfully problems encountered in connection with any future acquisitions...—Page 14

        18.   The Registrant has revised the disclosure to clarify that the Registrant currently is not involved in negotiations for an acquisition. Although the Registrant may obtain an option (which will expire in December 2005) to acquire its primary manufacturer in connection with a new manufacturing agreement that the Registrant is entering into with its primary manufacturer in mid-November, the Registrant hereby confirms that it does not have any intention of exercising such option in the foreseeable future. The Registrant acknowledges its disclosure obligations under the federal securities laws (including, without limitation, with respect to pro forma financial information) and will comply with such obligations to the extent applicable if it exercises this option in the future. The Registrant will file the manufacturing agreement in its next amendment to the Registration Statement.

  Our eyewear products may subject us to product liability claims...—Page 15

        19.   The Registrant has revised the disclosure on page 15 to clarify that the Registrant is not involved presently in any product liability claim.

Use of Proceeds—Page 18

        20.   The Registrant has revised the disclosure on page 18 to clarify that none of the proceeds to be received by the Registrant from this offering will be paid to affiliates.

Dilution—Page 20

        21.   The Registrant has amended the disclosure on page 20 to include a paragraph relating to the dilution that would result if all of the outstanding options were exercised. The Registrant will revise the disclosure in a future amendment to the Registration Statement to quantify the extent of such dilution.

Management's Discussion and Analysis—Page 23

        22.   The Registrant has amended the disclosure on page 23 to provide a more specific discussion of the most important matters on which the Registrant's executives focus in evaluating the Registrant's financial condition and operating performance.

        23.   The Registrant has revised the disclosure on pages 26 through 29 to provide additional information regarding factors affecting a change in the Registrant's financial statements.

        24.   The Registrant has revised the disclosure on page 24 to clarify that it does not believe that there is a material risk associated with the Registrant's credit policy.

  Comparison of the Six Months Ended June 30, 2004 and 2003—Page 25

  Net Sales—Page 25

        25.   The Registrant has revised the disclosure on pages 26 through 29 to clarify the factors that led to changes in its financial statement items.

        26.   Reference is made to the Registrant's response to Comment No. 14. The Registrant also has revised the disclosure on pages 26, 27 and 29.

        27.   The Registrant has revised the disclosure on page 26 to clarify that the Registrant has received orders equal to approximately $4.0 million and will fulfill such orders in the future. The Registrant hereby confirms that it has not recognized any revenue associated with such orders.

  Comparison of the Years Ended December 31, 2003 and 2002—Page 27

  Net Sales—Page 27

        28.   The Registrant has decided not to quantify the factors associated with the increase in net sales to protect this highly confidential financial information and prevent competitors from gaining valuable insight into the Registrant's sales and marketing efforts thereby enabling such competitors to obtain a material competitive and economic advantage. The Registrant has revised the disclosure on page 27 to identify the factors responsible for the decrease in international sales.

  Quarterly Results of Operations—Page 30

  Net Sales—Page 32

        29.   The Registrant has revised the disclosure on page 32 to clarify the reason for the fluctuation in the Registrant's net sales from quarter to quarter.

        30.   The Registrant has revised the disclosure on page 32 to clarify the Registrant's expectation that its operating expenses will decrease as a percentage of net sales if net sales increase.

  Credit Facilities—Page 36

        31.   The Registrant has revised the disclosure on page 36 to confirm that the Registrant will have sufficient cash with the proceeds of this offering to meet its financing and operating requirements beyond one year.

Business—Page 38

  Overview—Page 38

        32.   The Registrant respectfully refers the Staff to paragraph 3 on page 23 of the MD&A section of the Registration Statement, which contains a discussion of the development of the Registrant's business since inception.

        33.   The Registrant respectfully refers the Staff to the risk factor entitled "Our manufacturers must be able to continue to procure raw materials and we must continue to receive timely deliveries from our manufacturers to sell our products profitably" on page 10, which includes disclosure required by Item 101(c)(1)(iii) of Regulation S-K relating to the Registrant's sources and availability of raw materials.

        34.   The Registrant has revised the disclosure to delete the reference to America Sports Data.

  Operating Strategy—Page 39

        35.   The Registrant has attached as Schedule B supplemental support for the statements that the Registrant has a "reputation for premium quality," "technical leadership," "leadership position" and "leading brand."

  Domestic Sales and Distribution—Page 42

        36.   The Registrant has revised the disclosure on page 42 to clarify that the Registrant has entered into dealer arrangements pursuant to which its customers may issue purchase orders. The Registrant hereby confirms that it does not have any long-term contracts with minimum purchase commitments with such customers.

  Promotion and Advertising—Page 44

        37.   The Registrant has revised the disclosure on page 44 to identify examples of major trade publications that have included the Registrant and/or its products in their respective special product reports.

  Customers—Page 48

        38.   Reference is made to the Registrant's response to Comment No. 14. The Registrant also has revised the related disclosure on pages 48 and 49.

  Competition—Page 49

        39.   The Registrant has revised the disclosure on page 49 to provide a more balanced disclosure of its competitive position. The Registrant respectfully submits that it does not have sufficient information to ascertain its market share and therefore cannot indicate accurately its relative position in the marketplace.

Related Party Transactions—Page 58

        40.   The Registrant has revised the disclosure on page 58 to identify the individuals who are personally guaranteeing the promissory note. The Registrant also respectfully submits that the respective guarantees were filed as Exhibits 10.17 - 10.19 to the Registration Statement.

Principal and Selling Stockholders—Page 60

        41.   The Registrant has revised the disclosure on page 61 to clarify the identity of the natural persons with voting and/or dispositive control over the shares held by No Fear and R.J. Peters & Company LLC.

Shares Eligible for Future Sale—Page 66

  Lock-Up Agreements—Page 66

        42.   The Registrant has revised the disclosure on page 66 to delete the term "certain."

Underwriting—Page 68

        43.   On September 20, 2004, the Registrant submitted to Nasdaq: (i) The Nasdaq National Market Listing Application: Initial Public Offerings and related enclosures and (ii) The Nasdaq National Market Listing Agreement. On September 30, 2004, Nasdaq replied to counsel to the Registrant and requested supplemental materials and information in connection with the Registrant's application. The

Registrant intends to provide such materials and information to Nasdaq following submission of Amendment No. 1 to the Commission.

Index to Consolidated Financial Statements—Page F-1

  Consolidated Statements of Operations—Page F-4

        44.   The Registrant respectfully submits that the former Chief Executive Officer, Mr. Mark Simo, has not performed an operating role on behalf of the Registrant in the last several years; rather, his role has been to serve primarily as a director of the Registrant with minimum or no responsibility for managing the day-to-day affairs of the Registrant. Furthermore, Mr. Simo has not received any monetary compensation as a director through 2003. As result, the Registrant has not accrued or expensed any salary for Mr. Simo as the Registrant's former Chief Executive Officer.

Notes to Consolidated Financial Statements—Page F-8

  Note 1. Organization and Significant Accounting Policies—Page F-8

  Revenue Recognition—Page F-9

        45.   The Registrant respectfully refers the Staff to the revenue recognition policy set forth on page 24. The Registrant hereby confirms that it recognizes revenue upon shipment of its products in all instances, regardless of whether sales are made to a distributor under its traditional sales model or directly to a retailer under its Hybrid Dealer Direct program.

  Product Warranty—Page F-10

        46.   The Registrant has revised the disclosure on page F-10 to comply with paragraph 14(b) of FIN 45.

  Note 5. Accrued Expenses—Page F-15

        47.   The Registrant hereby advises the Staff that "unrealized foreign currency adjustments" represents accounts payable on the Registrant's books that are payable in Euros when the functional currency is US dollars. The amount included in accrued expenses is the adjustment needed to true-up the amount of the payable to reflect the period-end exchange rates.

  Note 6. Lines of Credit—Page F-15

        48.   The Registrant has revised the disclosure on page F-15 relating to the violation of a financial covenant to state the amount of the obligation and the period of the waiver.

  Note 7. Notes Payable—Page F-16

        49.   The Registrant has revised the disclosure on page F-16 to disclose the conversion terms.

  Note 9. Stock Options—Page F-17

        50.   The Registrant hereby provides an itemized chronological schedule set forth on Exhibit I, attached hereto, detailing each issuance of the Registrant's ordinary shares and stock options by the Registrant since January 2004. The exercise price with respect to all options granted since January 1, 2004 was $0.30 per share, representing the fair market value of the shares at the time of grant. The Board has established the fair market value based on the price obtained by the Registrant for sales of its shares to third party investors from time to time. For example, in May and June 2004, the Registrant sold 5,735,007 shares of its common stock to 26 accredited or sophisticated investors, including third party investors, at a price of $0.30 per share for aggregated consideration of $1,720,500.

        The Registrant also hereby advises the Staff that No Fear, the Registrant's principal stockholder, has made the following transfers of the Registrant's stock and options, as applicable, since January 2004:

  (a)
  No Fear made the following transfers of the Registrant's stock in connection with the options that were issued by No Fear in 1999 to the Registrant's stockholders who guaranteed a loan to the Registrant: (i) 125,000 shares to Tim Jones at $0.13 per share ($16,250); (ii) 150,000 shares to Greg Theiss at $0.13 per share ($19,500); and (iii) 75,000 shares to James and Pamela Acuff at $0.13 per share ($9,750). All options expired on August 31, 2004.

  (b)
  No Fear made the following stock transfers to certain shareholders who guaranteed the amounts owing by No Fear to the Registrant: (i) 21,938 shares to Boris Said; (ii) 15,625 shares to Tim Jones; and (iii) 15,625 shares to Greg Theiss.

        The Registrant commenced discussions with the underwriters in approximately May 2004. At this time, the Registrant anticipates that the price range for this offering will be approximately $0.43 to $0.48 per share.

  Note 12. Related Party Transactions—Page F-21

        51.   The Registrant has revised the financial statements to disclose all related party amounts on the face of each financial statement except for items that are clearly immaterial. The Registrant has revised the disclosure on the statement of cash flows to identify purchases of fixed assets from related parties.

  Note 16. Subsequent Event—Page F-25

        52.   Prior to August 2004, the Registrant owned a 26% interest in Crown Athlete Management Group, Inc. ("Crown") and had the ability, along with No Fear, to exercise significant influence and control over Crown. As of June 30, 2004, the investment balance is $0 because the Registrant's share of losses exceeded the investment amount of $260. The excess losses were not applied to the notes receivable balance because the notes were subsequently realized in full when the rights to those notes were transferred to No Fear in August 2004. The Registrant also hereby confirms that it holds 0% interest in Crown following the August 2004 buyout.

Part II

Exhibits and Financial Statements Schedules—Page II-4

        53.   The Registrant acknowledges that the Staff may have further comments to the additional exhibits to the Registration Statement.

        Please do not hesitate to contact me at (858) 509-4052 with any questions regarding our proposed responses to your comments. We look forward to receiving any further comments you may have.

Very truly yours,

/s/  CHRISTOPHER M. FORRESTER

Christopher M. Forrester

Enclosures

cc:
Barry Buchholtz
Michael Brower

[NOTE: EXHIBITS ARE INCLUDED IN COURTESY COPY]